Exhibit 99.1
Reporting Person:  Ramon Betolaza

Issuer Name and Ticker Symbol:  Polymer Group, Inc. (POLGA.OB)

Date of Event Requiring Statement:   1/21/05

Footnotes
(1) The holders of 16% Series A Convertible Pay-In-Kind Preferred Stock of the Issuer (the "Preferred Stock") are entitled at any time before the close of business on June 30, 2012, unless previously redeemeed at the option of the Issuer, to convert any or all of the Preferred Stock into shares of the Issuer's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") at a conversion rate of 137.14286 shares of Class A Common Stock per $1,000 liquidation amount of a share of Preferred Stock, subject to adjustment in certain events described in Certificate of Designations governing the Preferred Stock.

(2) The 4,720 shares of Preferred Stock which are exercisable for 647,314 shares of Class A Common Stock were acquired as payment in kind interest on the 42,633 shares of Preffered Stock beneficially owned by the Reporting Persons, the ownership of which was previously reported.

(3) MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") is the direct beneficial owner of 35,117 shares of Preferred Stock and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)" and together with Matlin Partners (Delaware), "Matlin") is the direct beneficial owner of 12,236 shares of Preferred Stock. The reporting person is an employee of MatlinPatterson Global Advisers LLC, the investment adviser of Matlin. Although the reporting person does not have voting or investment control of the shares held by Matlin, the reporting person has an indirect pecuniary interest in such shares because he holds an interest in a special limited partner of Matlin, the limited partnership through which he has an indirect investment interest and carried interest in Matlins' investments, including their investments in the Company. The exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of Matlin overall and with respect to their investments in the Company. The reporting person disclaims beneficial ownership of any reported securities except to the extent of his pecuniary interest therein.